Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

October 1, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., received a notification regarding the filing of a class action lawsuit challenging certain interest rate practices of the Bank. In particular, the class action lawsuit alleges that differentiation in interest rates charged under certain mutual contracts in relation to credit card or checking account products, which are essentially the same, are inappropriate and, therefore, given the substantial similarity of the products, they should accrue interest at the same, undifferentiated, rate.

The class action lawsuit (file number 126668) was filed by CONSAL, a local Argentine association focused on general consumer defense matters. The class action lawsuit was filed before the Civil and Commercial Court No. 1 of the town of Mar del Plata, Buenos Aires Province, and seeks the cessation of the current interest rate differentiation employed in respect of the abovementioned products and requests a unified rate and the return of any amounts that may have been charged in excess of such rate by the Bank.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described herein, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity.

Yours faithfully

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com